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As filed with the Securities and Exchange Commission on September 11, 2003

Registration No. 333-102799

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective
Amendment No. 3
to
FORM S-3
Registration Statement under the Securities Act of 1933

Aon CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	36-3051915 (I.R.S. Employer Identification Number)

200 East Randolph Street
Chicago, Illinois 60601
(312) 381-1000
(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

D. Cameron Findlay
Executive Vice President and General Counsel
Aon Corporation
200 East Randolph Street
Chicago, Illinois 60601
(312) 381-1000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy of communications to:
 Paul L. Choi
Frederick C. Lowinger
Sidley Austin Brown & Wood
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        The purpose of this Post-Effective Amendment No. 3 to the Registration Statement on Form S-3 of Aon Corporation (333-102799) is to amend the table under the caption "Selling Securityholders" in the prospectus to add the names of selling securityholders who have requested inclusion in the prospectus since July 2, 2003, the date of the effectiveness of Post-Effective Amendment No. 2 to the Registration Statement.

Subject to Completion, Dated September 11, 2003

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy t hese securities in any state where the offer or sale is not permitted.

Prospectus

$300,000,000

3 1/2% SENIOR CONVERTIBLE DEBENTURES DUE 2012 AND
SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION THEREOF

        On November 7, 2002, we issued and sold $300,000,000 aggregate principal amount of our 3 1/2% Senior Convertible Debentures due 2012 in a private offering. Selling securityholders will use this prospectus to resell the debentures and the shares of our common stock issuable upon conversion of the debentures. Interest on the debentures is payable on May 15 and November 15 of each year, beginning May 15, 2003. The debentures mature on November 15, 2012, unless earlier converted, redeemed or repurchased by us.

        Beginning with the six-month interest period commencing November 15, 2007, we will pay additional contingent interest during a six-month interest period if the trading price of the debentures for each of the five trading days immediately preceding the first day of the interest period equals or exceeds 120% of the principal amount of the debentures.

        Holders of debentures may convert the debentures into shares of our common stock at a conversion rate of 46.5658 shares per $1,000 principal amount of debentures, subject to adjustment, before maturity only under the following circumstances: (1) during any fiscal quarter commencing after December 31, 2002, if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding fiscal quarter; (2) subject to certain exceptions, during the five business day period after any ten consecutive trading day period in which the trading price per $1,000 principal amount of debentures for each day of the ten trading day period was less than 95% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of debentures; (3) if the debentures have been called for redemption; or (4) upon the occurrence of certain corporate events.

        Beginning November 19, 2007, we may redeem any of the debentures at an initial redemption price of 101% of their principal amount plus accrued interest. You may require us to repurchase your debentures on November 15, 2009 or following a fundamental change at a purchase price of 100% of the principal amount of the debentures, plus accrued interest.

        For U.S. federal income tax purposes, the debentures are subject to U.S. federal income tax rules applicable to contingent payment debt instruments. See "U.S. Federal Income Tax Considerations" beginning on page 36.

        Our common stock is listed on the New York Stock Exchange under the symbol "AOC."

        Investing in the debentures and the common stock issuable upon conversion of the debentures involves risks. See "Risk Factors" beginning on page 7.

        We will not receive any of the proceeds from the sale by the selling securityholders of the debentures or the common stock issuable upon conversion of the debentures.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September    , 2003.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities.

        Unless otherwise indicated, all references in this prospectus to "Aon," "we," "us," "our" or similar terms refer to Aon Corporation together with its subsidiaries.

SUMMARY

        This summary highlights information about us and this offering. Because this is a summary, it may not contain all of the information you should consider before investing in the debentures or the common stock issuable upon conversion of the debentures. You should read carefully this entire prospectus, together with the documents incorporated by reference in this prospectus.

Aon CORPORATION

        We are a holding company whose operating subsidiaries carry on business in three distinct operating segments: (i) risk and insurance brokerage services; (ii) consulting; and (iii) insurance underwriting.

        Our risk and insurance brokerage services segment (formerly called insurance brokerage and other services) consists principally of retail, reinsurance and wholesale brokerage operations, as well as related insurance services, including claims services, underwriting management, captive insurance company management services and premium financing. These services are provided by subsidiaries of Aon Group, Inc., and certain of our other indirect subsidiaries, including: Aon Risk Services Companies, Inc.; Aon Holdings International bv; Aon Services Group, Inc.; Aon Re Worldwide, Inc.; Aon Limited (U.K.); Cananwill, Inc.

        Our consulting segment is our human capital consulting organization which utilizes five major practices: employee benefits, compensation, management consulting, communications and outsourcing. These services are provided primarily by subsidiaries and affiliates of Aon Consulting Worldwide, Inc., which is also a subsidiary of Aon Group.

        Our insurance underwriting segment provides specialty insurance products including supplemental accident, health and life insurance coverages, extended warranty and select property and casualty insurance products. Combined Insurance Company of America engages in the marketing and underwriting of accident and health and life insurance products. Our subsidiaries, Virginia Surety Company, Inc. (formerly known as Combined Specialty Insurance Company) and London General Insurance Company Limited, offer extended warranty and casualty insurance products and services.

        We have approximately 600 offices in over 125 countries and sovereignties and nearly 55,000 professionals and employees who serve millions of clients, policyholders and warrantyholders.

        The mailing address of our principal executive offices is 200 East Randolph Street, Chicago, Illinois 60601, and the telephone number of our principal executive offices is (312) 381-1000.

THE OFFERING

Debentures Offered	$300,000,000 aggregate principal amount of 3 1/2% Senior Convertible Debentures due 2012.
Maturity Date	November 15, 2012.
Interest	3 1/2% per annum on the principal amount, from November 7, 2002, payable semi-annually in arrears in cash on May 15 and November 15 of each year, beginning May 15, 2003.

Beginning with the six-month interest period commencing November 15, 2007, we will pay additional contingent interest during a six-month interest period if the trading price of a debenture for each of the five trading days immediately preceding the first day of the applicable six-month interest period equals or exceeds 120% of the principal amount of debentures. During any interest period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of debentures will equal the greater of (1) the sum of the regular cash dividends paid by us per share on our common stock during the applicable six-month interest period multiplied by the number of shares of common stock issuable upon conversion of $1,000 principal amount of debentures at the then applicable conversion rate or (2) 0.25% of the average trading price of $1,000 principal amount of debentures during the five trading days immediately preceding the first day of the applicable six-month interest period.
Conversion
You may convert the debentures into shares of our common stock at a conversion rate of 46.5658 shares per $1,000 principal amount of debentures (a conversion price of approximately $21.475), subject to adjustment, before maturity only under the following circumstances:
•
during any fiscal quarter commencing after December 31, 2002, if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; or
•
during the five business day period after any ten consecutive trading day period in which the trading price per $1,000 principal amount of debentures for each day of that period was less than 95% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of debentures, subject to our right to provide cash in lieu of common stock under specified conditions described under "Description of the Debentures—Conversion of Debentures—Conversion Upon Satisfaction of Trading Price Condition;" or
• if the debentures have been called for redemption; or

• upon the occurrence of specified corporate events described under "Description of the Debentures—Conversion of Debentures—Conversion Upon Specified Corporate Transactions."
Redemption
We may redeem any of the debentures beginning November 19, 2007, by giving you at least 30 days' notice. We may redeem the debentures either in whole or in part at redemption prices declining from 101% of their principal amount in 2007 to 100% on November 15, 2009, plus accrued and unpaid interest.
Fundamental Change
If a fundamental change (as described under "Description of the Debentures—Redemption at Option of the Holder Upon a Fundamental Change") occurs prior to maturity, you may require us to redeem all or part of your debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest.
Repurchase at the Option of the Holder	You may require us to repurchase the debentures on November 15, 2009, for a purchase price equal to their principal amount, plus accrued and unpaid interest through the date of repurchase.
Use of Proceeds	We will not receive any of the proceeds from the sale by the selling securityholders of the debentures or the common stock issuable upon conversion of the debentures.
Registration Rights
We have filed with the SEC a registration statement, of which this prospectus is a part, pursuant to a registration rights agreement with the initial purchaser of the debentures. We have agreed to use our reasonable best efforts to keep the registration statement effective until either of the following has occurred:
• all securities covered by the registration statement have been sold; or
•
the expiration of the applicable holding period with respect to the debentures and the common stock issuable upon conversion of the debentures under Rule 144(k) under the Securities Act of 1933, or any successor provision.

U.S. Federal Income Taxation
The debentures are debt instruments that are subject to U.S. federal income tax rules applicable to contingent payment debt instruments. Based on that treatment, holders of the debentures generally will be required to accrue interest income on the debentures in the manner described in this prospectus, regardless of whether the holder uses the cash or accrual method of tax accounting. You will be required, in general, to include interest in income based on the rate at which we would have issued a noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise similar to those of the debentures, which rate will exceed the stated interest on the debentures. Accordingly, you will be required to include interest in taxable income in excess of the stated interest on the debentures. Furthermore, upon a sale, purchase by us at your option, exchange, conversion or redemption of the debentures, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the debentures. The amount realized by you will include the fair market value of any common stock you receive. Any gain on a sale, purchase by us at your option, exchange, conversion or redemption of the debentures will be treated as ordinary interest income. You should consult your tax advisers as to the U.S. federal, state, local or other tax consequences, as well as any foreign tax consequences, of acquiring, owning and disposing of the debentures. See "U.S. Federal Income Tax Considerations."
NYSE Symbol for Our Common Stock	"AOC"

RISK FACTORS

        Before investing in our debentures and the common stock issuable upon conversion of the debentures, you should carefully consider the risks described below and the other information included or incorporated by reference in this prospectus.

Risks Related to Our Business and the Insurance Industry

  Our results may fluctuate as a result of many factors, including cyclical changes in the insurance and reinsurance industries.

        Our results historically have been subject to significant fluctuations arising from uncertainties in the insurance industry. Changes in premium rates affect not only the potential profitability of our underwriting businesses but also generally affect the commissions and fees payable to our brokerage businesses. In addition, insurance industry developments that can significantly affect our financial performance include factors such as:

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  rising levels of actual costs that are not known by companies at the time they price their products;

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  volatile and unpredictable developments, including weather-related and other natural and man-made catastrophes, including acts of terrorism;

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  changes in levels of capacity and demand, including reinsurance capacity; and

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  changes in reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liabilities develop.

  A further decline in the credit ratings of our senior debt and commercial paper may adversely affect our borrowing costs and financial flexibility.

        In the fourth quarter of 2002, the credit rating agencies lowered the credit ratings of our senior debt and commercial paper. On October 31, 2002, Moody's Investors Service lowered its rating of our senior debt to the current rating of "Baa2" from "Baa1." Moody's also placed the rating of our senior debt and the "P-2" rating of our commercial paper under review for possible future downgrade, which it subsequently removed without change. On October 31, 2002, Standard & Poor's Ratings Services placed its "A-" rating of our senior debt on CreditWatch with negative implications, which it subsequently removed without change. As a result of the actions taken by the rating agencies on October 31, 2002, we were required, in lieu of our existing guarantees, to fund an aggregate of approximately $43 million with respect to our automobile finance securitizations. Most recently, on August 13, 2003, Standard & Poor's revised its outlook on our senior debt from stable to negative. A further downgrade in the credit ratings of our senior debt and commercial paper will increase our borrowing costs and reduce our financial flexibility.

        Any such further downgrade may trigger a further obligation of our company to fund an aggregate of up to $220 million with respect to our premium finance and automobile finance securitizations. We no longer securitize automobile finance amounts, and, as a result, we expect this amount will decline over time as the outstanding automobile finance securitizations run down. Moreover, some of our debt instruments, such as our 6.20% notes due January 2007 ($250 million of which are outstanding), expressly provide for interest rate increases in the case of certain ratings downgrades. Similarly, any such downgrade would increase our commercial paper interest rates or may result in our inability to access the commercial paper market altogether. If we cannot access the commercial paper market, although we have committed backup lines in excess of our currently outstanding commercial paper borrowings, we cannot assure you that it would not adversely affect our financial position. A downgrade in the credit ratings of our senior debt may also adversely affect the claims-paying ability or financial strength ratings of our insurance company subsidiaries. See "A decline in the financial strength or claims-paying ability ratings of our insurance underwriting subsidiaries may increase policy cancellations and negatively impact new sales of insurance products" below.

  We face significant competitive pressures in each of our businesses.

        We believe that competition in our lines of business is based on service, product features, price, commission structure, financial strength, claims paying ability ratings and name recognition. In particular, we compete with a large number of national, regional and local insurance companies and other financial services providers, brokers and, with respect to our extended warranty business, third-party administrators, manufacturers and distributors.

        Some of our underwriting competitors have penetrated more markets and offer a more extensive portfolio of products and services and have more competitive pricing than we do, which can adversely affect our ability to compete for business. Some underwriters also have higher claims-paying ability ratings and greater financial resources with which to compete and are subject to less government regulation than our underwriting operations.

        We encounter strong competition for both business and professional talent in our insurance brokerage and risk management services operations from other insurance brokerage firms which also operate on a nationwide or worldwide basis, from a large number of regional and local firms in the United States, the European Union and in other countries and regions, from insurance and reinsurance companies that market and service their insurance products without the assistance of brokers or agents and from other businesses, including commercial and investment banks, accounting firms and consultants that provide risk-related services and products. Our consulting operations compete with independent consulting firms and consulting organizations affiliated with accounting, information systems, technology and financial services firms around the world.

        In addition, the increase in competition due to new legislative or industry developments could adversely affect us. These developments include:

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  an increase in capital-raising by insurance underwriting companies, which could result in new entrants to our markets and an influx of capital into the industry;

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  the selling of insurance by insurance companies directly to insureds;

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  the enactment of the Gramm-Leach-Bliley Act of 1999, which, among other things, permits financial institutions, such as banks and savings and loans, to sell insurance products, and also could result in new entrants to our markets;

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  the establishment of programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other alternative markets types of coverage; and

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  changes in consumer buying practices caused by the Internet.

        New competition as a result of these developments could cause the supply of and demand for our products and services to change, which could adversely affect our results of operations and financial condition.

  A decline in the financial strength or claims-paying ability ratings of our insurance underwriting subsidiaries may increase policy cancellations and negatively impact new sales of insurance products.

        Financial strength and claims-paying ability ratings have become increasingly important factors in establishing the competitive position of insurance companies. These ratings are based upon criteria established by the rating agencies for the purpose of rendering an opinion as to an insurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders. They are not evaluations directed toward the protection of investors, nor are they recommendations to buy, sell or hold specific securities. Periodically, the rating agencies evaluate our insurance underwriting subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. A downgrade, or the potential for a downgrade, of these ratings could, among other things, increase the number of policy cancellations, adversely affect relationships with brokers, retailers and other distributors of their products and services, negatively impact new sales and adversely affect their ability to compete.

        Virginia Surety Company, Inc. (formerly Combined Specialty Insurance Company), our principal property and casualty insurance company subsidiary, is currently rated "A" (excellent; third highest of 16 rating levels) by A.M. Best Company. Combined Insurance Company of America, the principal insurance subsidiary that underwrites our specialty accident and health insurance business, is currently rated "A" (excellent; third highest of 16 rating levels) by A.M. Best Company, "BBB+" (good; fourth highest of nine rating levels and highest ranking within the level) for financial strength by Standard and Poor's Ratings Services and "Baa1" (adequate; fourth highest of nine rating levels and highest ranking within the level) for financial strength by Moody's Investors Service. We cannot assure you that one or more of the rating agencies will not downgrade or withdraw their financial strength or claims-paying ability ratings in the future.

  Changes in interest rates and investment prices could reduce the value of our investment portfolio and adversely affect our financial condition or results.

        Our insurance underwriting subsidiaries carry a substantial investment portfolio of fixed-maturity and equity and other long-term investments. As of December 31, 2002, our fixed-maturity investments (94% of which were investment grade) had a carrying value of $2.1 billion, our equity investments had a carrying value of $62 million and our other long-term investments and limited partnerships had a carrying value of $600 million. Accordingly, changes in interest rates and investment prices could reduce the value of our investment portfolio and adversely affect our financial condition or results.

        For example, changes in domestic and international interest rates directly affect our income from, and the market value of, fixed-maturity investments. Similarly, general economic conditions, stock market conditions and other factors beyond our control affect the value of our equity investments. We monitor our portfolio for "other than temporary impairments" in carrying value. For securities judged to have an "other than temporary impairment," we recognize a realized loss through the statement of income to write down the value of those securities.

        For 2002, we recognized impairment losses of $130 million, which includes $51 million to reflect other than temporary impairments existing with respect to prior years. We cannot assure you that we will not have to recognize additional impairment losses in the future, which would negatively affect our financial results.

        On December 31, 2001, our two major insurance companies sold the vast majority of their limited partnership portfolio, valued at $450 million, to Private Equity Partnership Structures I, LLC, a qualifying special purpose entity. We utilized this qualifying special purpose entity following the guidance contained in Financial Accounting Standards Board Statement No. 140 (Statement No. 140) and other relevant accounting guidance. The common stock interest in Private Equity Partnership Structures I is held by a limited liability company which is owned by one of our subsidiaries (49%) and by a charitable trust, which is not controlled by us, established for victims of the September 11 attacks (51%). Approximately $171 million of investment grade fixed-maturity securities were sold by Private Equity Partnership Structures I to unaffiliated third parties. Private Equity Partnership Structures I then paid our insurance underwriting companies the $171 million in cash and issued to them an additional $279 million in fixed-maturity and preferred stock securities. The fixed-maturity securities our insurance underwriting companies received from Private Equity Partnership Structures I are rated as investment grade by Standard & Poor's Ratings Services. As part of this transaction, our insurance underwriting companies are required to purchase from Private Equity Partnership Structures I additional fixed-

maturity securities in an amount equal to the unfunded limited partnership commitments, as they are requested. As of December 31, 2002, these unfunded commitments amount to $100 million. Based on the actions taken by the ratings agencies on October 31, 2002, credit support arrangements were put in place on January 27, 2003. If our insurance underwriting companies fail to purchase additional fixed-maturity securities as commitments are drawn down, we have guaranteed their purchase.

        Although the Private Equity Partnership Structures I transaction is expected to reduce the reported earnings volatility historically associated with directly owning limited partnership investments, it will not eliminate our risk of future losses. For instance, we must analyze our preferred stock and fixed-maturity interests in Private Equity Partnership Structures I for other than temporary impairment, based on the valuation of the limited partnership interests held by Private Equity Partnership Structures I and recognize an impairment loss if necessary. We cannot assure you that we will not have to recognize impairment losses with respect to our Private Equity Partnership Structures I interests in the future.

  Our pension liabilities may continue to grow, which could adversely affect our stockholders' equity or require us to make additional cash contributions to the pension plans.

        To the extent that the present value of the benefits incurred to date for pension obligations in the major countries in which we operate continue to exceed the market value of the assets supporting these obligations, our financial position and results of operations may be adversely affected. Primarily as a result of the decline in the equity markets, some of our defined benefit pension plans, particularly in the United Kingdom, have suffered significant valuation losses in the assets backing the related pension obligation. On February 12, 2003, we announced that we incurred an after-tax increase to the minimum pension liability and a commensurate reduction in 2002 year-end stockholders' equity of $552 million. Current projections indicate that our 2003 pension expense would increase by approximately $130 million compared with 2002 and incremental cash contributions of approximately $40 million would be required in 2003. These estimates are based on certain assumptions, including discount rates, interest rates, fair value of assets for some of our plans and expected return on plan assets. Changes in our pension benefit obligations and the related net periodic costs or credits may occur in the future due to any variance of actual results from our assumptions and changes in the number of participating employees. As a result, there can be no assurance that we will not experience future decreases in stockholders' equity or that we will not be required to make additional cash contributions in the future beyond those which have been announced.

  We are subject to a number of contingencies and legal proceedings which, if determined adversely to us, would adversely affect our financial results.

        We are subject to numerous claims, tax assessments and lawsuits that arise in the ordinary course of business. The damages that may be claimed are substantial, including in many instances claims for punitive or extraordinary damages. The litigation naming us as a defendant ordinarily involves our activities as a broker or provider of insurance products or as an employer. It is possible that, if the outcomes of these contingencies and legal proceedings were not favorable to us, it could materially adversely affect our future financial results. In addition, our results of operations, financial condition or liquidity may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which we self-insure.

  Our success depends, in part, on the efforts of our senior management and our ability to attract and retain experienced and qualified personnel.

        We believe that our continued success depends, in part, on the efforts of our senior management. The loss of the services of any of our executive officers for any reason could have a material adverse effect on our business, operating results and financial condition. In addition, our future success depends on our ability to attract and retain experienced underwriters, brokers and other professional personnel.

Competition for such experienced professional personnel is intense. If we cannot hire and retain talented personnel, our business, operating results and financial condition could be adversely affected.

        We are subject to increasing costs arising from errors and omissions claims against us.

        We have experienced an increase in the frequency and severity of errors and omissions claims against us, which has and will continue to substantially increase our risk management expenses. In our insurance brokerage business, we often assist our clients with matters which include the placement of insurance coverage and the handling of related claims. Errors and omissions claims against us may allege our potential liability for all or part of the amounts in question. Errors and omissions claims could include, for example, the failure of our employees or sub-agents, whether negligently or intentionally, to place coverage correctly or notify claims on behalf of clients or to provide insurance carriers with complete and accurate information relating to the risks being insured. It is not always possible to prevent and detect errors and omissions, and the precautions we take may not be effective in all cases. In addition, errors and omissions claims may harm our reputation or divert management resources away from operating our business.

  Our businesses are subject to extensive governmental regulation which could reduce our profitability or limit our growth.

        Our businesses are subject to extensive federal, state and foreign governmental regulation and supervision, which could reduce our profitability or limit our growth by increasing the costs of regulatory compliance, limiting or restricting the products or services we sell or the methods by which we sell our products and services or subjecting our businesses to the possibility of regulatory actions or proceedings. With respect to our insurance brokerage businesses, this supervision generally includes the licensing of insurance brokers and agents and third-party administrators and the regulation of the handling and investment of client funds held in a fiduciary capacity. Our continuing ability to provide insurance brokering and third-party administration in the jurisdictions in which we currently operate depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. Also, we can be affected indirectly by the governmental regulation and supervision of other insurance companies. For instance, if we are providing managing general underwriting services for an insurer we may have to contend with regulations affecting our client. Further, regulation affecting the insurance companies with whom our brokers place business can affect how we conduct those operations.

        Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. In the United States, this system of regulation, generally administered by a department of insurance in each state in which we do business, affects the way we can conduct our insurance underwriting business. Furthermore, state insurance departments conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters.

        Although the federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including employee benefit plan regulation, age, race, disability and sex discrimination, investment company regulation, financial services regulation, securities laws and federal taxation, do affect the insurance industry generally and our insurance underwriting subsidiaries in particular. For example, recently adopted federal financial services modernization legislation and privacy laws, such as the Health Insurance Portability and Accountability Act of 1996 and the Gramm-Leach-Bliley Act (as it relates to the use of medical and financial information by insurers), may result in additional regulatory compliance costs, limit the ability of our insurance underwriting subsidiaries to market their products or otherwise constrain the nature and scope of our operations. With respect to our international operations, we are subject to various regulations relating to, among other things, licensing, currency, policy language and terms, reserves and the amount of local investment. These various regulations also add to our cost of doing business through increased compliance expenses, the financial impact of use of capital restrictions and increased training and employee expenses. Furthermore, the loss of a license in a particular jurisdiction could restrict or eliminate our ability to conduct business in that jurisdiction.

        In all jurisdictions the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals, and to implement regulations. Accordingly, we may be precluded or temporarily suspended from carrying on some or all of our activities or otherwise fined or penalized in a given jurisdiction. No assurances can be given that our businesses can continue to be conducted in any given jurisdiction as they have been in the past.

  Our significant global operations expose us to various international risks that could adversely affect our business.

        A significant portion of our operations is conducted outside the United States. Accordingly, we are subject to legal, economic and market risks associated with operating in foreign countries, including:

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  the general economic and political conditions existing in those countries;

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  imposition of limitations on conversion of foreign currencies or remittance of dividends and other payments by foreign subsidiaries;

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  imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;

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  hyperinflation in certain foreign countries;

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  imposition or increase of investment and other restrictions by foreign governments;

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  longer payment cycles;

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  greater difficulties in accounts receivables collection; and

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  the requirement of complying with a wide variety of foreign laws.

        Some of our foreign brokerage subsidiaries receive revenues in currencies that differ from their functional currencies. We must also translate the financial results of our foreign subsidiaries into United States dollars. Although we use various derivative financial instruments to help protect against adverse transaction and translation effects due to exchange rate fluctuations, we cannot eliminate such risks, and significant changes in exchange rates may adversely affect our results.

  Our financial results could be adversely affected if our underwriting reserves differ from actual experience.

        We maintain reserves as an estimate of our liability under insurance policies issued by our insurance underwriting subsidiaries. The reserves that we maintain that could cause variability in our financial results consist of (1) unearned premium reserves, (2) policy and contract claim reserves and (3) future policy benefit reserves. Unearned premium reserves generally reflect our liability to return premiums we have collected under policies in the event of the lapse or cancellation of those policies. Under accounting principles generally accepted in the United States, premiums we have collected generally become "earned" over the life of a policy by means of a reduction in the amount of the unearned premium reserve associated with the policy. Unearned premium reserves are particularly significant with respect to our warranty business, given that the premiums we receive for warranty products generally cover an extended period of time. If there are significant lapses or cancellations of these types of policies, or expected losses for existing policies develop adversely and therefore premiums are not earned as expected, it may be necessary to accelerate the amortization of deferred acquisition expenses associated with the policies because these deferred expenses are amortized over the projected life of the policies or establish additional reserves to cover premium deficiencies.

        Policy and contract claim reserves reflect our estimated liability for unpaid claims and claims adjustment expenses, including legal and other fees and general expenses for administering the claims adjustment process, and for reported and unreported losses incurred as of the end of each accounting period. If the reserves originally established for future claims prove inadequate, we would be required to increase our liabilities, which could have an adverse effect on our business, results of operations and financial condition.

        The obligation for policy and contract claims does not represent an exact calculation of liability. Rather, reserves represent our best estimate of what we expect the ultimate settlement and administration of claims will cost. These estimates represent informed judgments based on our assessment of currently available data, as well as estimates of future trends in claims severity, frequency, judicial theories of liability and other factors. Many of these factors are not quantifiable in advance and both internal and external events, such as changes in claims handling procedures, inflation, judicial and legal developments and legislative changes, can cause our estimates to vary. The inherent uncertainty of estimating reserves is greater for certain types of liabilities, where the variables affecting these types of claims are subject to change and long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are periodically refined as experience develops and further losses are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting the level of reserves for policy and contract claims is inherently uncertain, we cannot assure you that our current reserves will prove adequate in light of subsequent events.

        Future policy benefit reserves generally reflect our liability to provide future life insurance benefits and future accident and health insurance benefits on guaranteed renewable and non-cancelable policies. Future policy benefit reserves on accident and health and life products have been provided on the net level premium method. These reserves are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue and provide for possible adverse deviations.

        We may not realize all of the expected benefits from our business transformation plan.

        In the fourth quarter of 2000, we began a comprehensive business transformation plan designed to enhance client service, improve productivity through process redesign and accelerate revenue growth. Outside of U.S. retail brokerage, the plan has been substantially implemented and has delivered the expected benefits, including improved revenue growth and enhanced productivity. Within U.S. retail brokerage, however, we experienced unexpected delays in implementing components of the plan, as well as higher than expected costs. As a result, we cannot assure you that we will realize all of the expected benefits associated with our business transformation plan. In addition, regardless of whether we are able to realize any of the benefits of the business transformation plan, we have incurred significant costs, which have been greater than those planned.

  The perceived conflicts associated with our insurance brokerage and underwriting businesses could limit our growth.

        Historically, we have not been able to fully exploit business opportunities due to the perceived conflicts associated with our insurance brokerage and underwriting businesses. For example, we have refrained from offering our extended warranty products and services through competing insurance brokers. Independent brokers have been reluctant to do business with our insurance underwriting business because they believed that any fees or information provided to us would ultimately benefit our competing brokerage business. These brokers also have been concerned that any information gleaned by our underwriting business regarding their clients and their clients' insurance needs would be shared with our competing brokerage business to solicit new business from these clients. Similarly, competing underwriters have feared that our brokers could share information with our underwriting business in an effort to help secure desirable business or, alternatively, seek price quotes from them only for undesirable business. In the future, these perceived conflicts could limit our ability to expand our product and service offerings and seek new business through independent brokerage channels.

        Each of our business lines may be adversely affected by an overall decline in economic activity.

        The demand for property and casualty insurance generally rises as the overall level of economic activity increases and generally falls as such activity decreases, affecting both the commissions generated by our brokerage business and the premiums generated by our underwriting businesses. In particular, a growing number of insolvencies associated with an economic downturn, especially insolvencies in the insurance industry, could adversely affect our brokerage business through the loss of clients or by hampering our ability to place insurance and reinsurance business. Moreover, the results of our consulting business are generally affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets these clients serve. As our clients become adversely affected by declining business conditions, they may choose to delay or forgo consulting engagements with us.

        Recent and proposed accounting rule changes could negatively affect our financial position and results.

        Recent accounting changes effected and proposals made could negatively affect our financial position or results of operations. Under Financial Accounting Standards Board Statement No. 142 (Statement No. 142), which we adopted on January 1, 2002, goodwill is no longer being amortized, but must instead be tested annually for impairment in its value. Goodwill is the excess of cost over net assets purchased relating to business acquisitions. As of December 31, 2002, we had approximately $4.1 billion of goodwill on our balance sheet. If an impairment exists, we must recognize a non-cash charge equal to the impairment, thereby reducing our net worth. Under our principal credit facility that supports our commercial paper program, we are required to maintain a minimum net worth of $2.5 billion. As of December 31, 2002, our net worth calculated for this purpose was $3.9 billion. In connection with our adoption of Statement No. 142 we tested our goodwill and found no impairment as of January 1, 2002. We have finalized our testing for 2002 and found no impairment. However, we cannot assure you that impairment will not exist when we perform testing in future periods, and any impairment charge we would be required to take would have a negative effect on our financial position and results.

  We have substantial debt outstanding that could adversely affect our financial flexibility and prevent us from fulfilling our obligations under the debentures.

        We have substantial debt outstanding. As of December 31, 2002, we had total consolidated debt outstanding (including for this purpose our mandatorily redeemable preferred capital securities) of approximately $2.5 billion. This substantial amount of debt outstanding could adversely affect our financial flexibility and make it difficult for us to make interest payments under the debentures.

        We are a holding company and, therefore, may not be able to receive dividends in needed amounts.

        Our principal assets are the shares of capital stock of our subsidiaries, including our insurance underwriting companies. We have to rely on dividends from these subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations, including the debentures, and for paying dividends to stockholders and corporate expenses. Payments from our underwriting subsidiaries are limited by governmental regulation and will depend on the surplus and future earnings of these subsidiaries. In some circumstances, specific payments from our insurance underwriting subsidiaries may require prior regulatory approval, and we may not be able to receive dividends from these subsidiaries at times and in the amounts we anticipate or require.

  The volume of premiums we write and our profitability are affected by the availability of reinsurance and the size and adequacy of our insurance company subsidiaries' capital base.

        The level of business that our insurance underwriting subsidiaries are able to write depends on the size and adequacy of their capital base. Many state insurance laws to which they are subject impose risk-based capital requirements for purposes of regulating insurer solvency. Insurers having less statutory surplus than that required by the risk-based capital model formula generally are subject to varying degrees of regulatory scrutiny and intervention depending on the level of capital inadequacy. As of December 31, 2002, each of our insurance company subsidiaries met the risk-based statutory surplus requirements of every state in which it conducts business.

        We purchase reinsurance for certain of the risks underwritten by our insurance company subsidiaries. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase, which may affect the level of business we are able to write and our profitability. We cannot assure you that we will be able to maintain our current reinsurance facilities or that we can obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposures would increase or, if we are unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments. Either of these potential developments could adversely affect our underwriting business.

        We cannot guarantee that our reinsurers will pay in a timely fashion, if at all.

        To better manage our portfolio of underwriting risk, we may, from time to time, purchase reinsurance by transferring part of the risk that we will assume (known as ceding) to a reinsurance company in exchange for part of the premium that we will receive in connection with the risk. Although reinsurance would make the reinsurer liable to us to the extent the risk were transferred (or ceded) to the reinsurer, it would not relieve us of our liability to our policyholders. Accordingly, we will bear credit risk with respect to our reinsurers, if any. Recently, due to industry and general economic conditions, there is an increasing risk of insolvency among reinsurance companies, resulting in a greater incidence of litigation and affecting the recoverability of claims. We cannot assure you that our reinsurers, if any, will pay the reinsurance recoverables owed to us or that they will pay these recoverables on a timely basis.

Risks Related to the Debentures and Our Common Stock

  The trading market for the debentures may be limited.

        The debentures are a new issue of securities for which there is currently no trading market, except for limited trading on the PORTAL market. Although the debentures that were sold to qualified institutional buyers pursuant to Rule 144A are eligible for trading in the PORTAL market, the debentures resold pursuant to this prospectus will no longer trade on the PORTAL market. As a result, there may be a limited trading market for the debentures. We do not intend to list the debentures on any national securities exchange or automated quotation system. Accordingly, we cannot predict whether an active trading market for the debentures will develop or be sustained. If an active trading market for the debentures fails to develop or be sustained, the trading price of the debentures could fall.

        Moreover, even if an active trading market for the debentures were to develop, the debentures could trade at prices that may be lower than the offering price of the debentures pursuant to this prospectus. Future trading prices of the debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the debentures will be subject to disruptions which may have a negative effect on the holders of the debentures, regardless of our prospects or financial performance.

  The price of our common stock, and therefore of the debentures, may fluctuate significantly, which may make it difficult for you to resell the debentures, or common stock issuable upon conversion of the debentures, when you want or at prices you find attractive.

        The price of our common stock on the New York Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate. Because the debentures are convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the debentures. Holders who have received common stock upon conversion will also be subject to the risk of volatility and depressed prices.

        Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

  •
  quarterly variations in our operating results;

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  operating results that vary from the expectations of management, securities analysts and investors;

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  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

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  developments generally affecting the insurance industry;

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  announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

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  announcements by third parties of significant claims or proceedings against us;

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  our dividend policy;

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  future sales of our equity or equity-linked securities; and

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  general domestic and international economic conditions.

        In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

  The conditional conversion features of the debentures could result in you receiving less than the value of the common stock into which a debenture is convertible.

        The debentures are convertible into common stock only if specified conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the common stock into which the debentures would otherwise be convertible.

  Conversion of the debentures will dilute the ownership interest of existing shareholders

        The conversion of some or all of the debentures will dilute the ownership interests of existing shareholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the debentures may encourage short selling by market participants because the conversion of the debentures could depress the price of our common stock.

        The debentures are unsecured and, therefore, are effectively subordinated to any of our secured debt.

        The debentures are not secured by any of our assets or those of our subsidiaries. As a result, the debentures are effectively subordinated to any secured debt we may incur. In any liquidation,

dissolution, bankruptcy or other similar proceeding, the holders of our secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the debentures.

  We may not have the ability to raise the funds necessary to finance the fundamental change redemption option or the repurchase at the option of the holder provisions in the debentures.

        If a fundamental change, as described under the heading "Description of the Debentures—Redemption at Option of the Holder Upon a Fundamental Change," occurs prior to maturity, we may be required to redeem all or part of the debentures. In addition, we will be required to offer to repurchase all outstanding debentures on November 15, 2009. We may not have sufficient funds to make the required redemption or repurchase in cash and restrictions in our credit facilities or other indebtedness that may be outstanding may not allow any such redemptions or repurchases.

        You should consider the U.S. federal income tax consequences of owning the debentures.

        The debentures are characterized as indebtedness for U.S. federal income tax purposes. Accordingly, you will be required to include, in your income, interest with respect to the debentures.

        The debentures are characterized as contingent payment debt instruments subject to U.S. federal income tax rules applicable to contingent payment debt instruments. Under that characterization and treatment, you will be required to include amounts in income, as ordinary income, in advance of your receipt of the cash or other property attributable to the debentures. The amount of interest income required to be included by you in income for each year will be in excess of the stated interest that is paid on the debentures. You will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a debenture in an amount equal to the difference between the amount realized, including the fair market value of any of our common stock received, and your adjusted tax basis in the debenture. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a debenture generally will be treated as ordinary interest income. A discussion of the U.S. federal income tax consequences of ownership of the debentures is contained in this prospectus under the heading "U.S. Federal Income Tax Considerations."

  Certain provisions of our second restated certificate of incorporation, as amended, and by-laws and of Delaware law, as well as state and foreign insurance laws, make it difficult for stockholders to change the composition of our board and may discourage takeover attempts which could be beneficial to us and our stockholders.

        Certain provisions of our second restated certificate of incorporation, as amended, and by-laws and of Delaware law, as well as state and foreign insurance laws, make it difficult for stockholders to change the composition of our board and may discourage unsolicited attempts to acquire us, which could preclude our stockholders from receiving a change of control premium. These provisions include the following:

  •
  the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

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  stockholder action to be taken only at an annual or special meeting, unless the board of directors decides otherwise with respect to any series of preferred stock;

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  advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings; and

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  supermajority voting requirements to approve some business combinations, including mergers, consolidations, sales, leases and exchanges.

        Our second restated certificate of incorporation, as amended, also permits our board of directors, in response to specified acquisition proposals, including tender or exchange offers, mergers, consolidations and sales, to consider not only the best interests of the stockholders, but also such other factors as the board of directors deems relevant, including social, legal and economic effects upon employees, field sales agents, suppliers, customers, policyholders and business.

        While these provisions have the effect of encouraging persons seeking to acquire control of us to negotiate with our board of directors, they could enable the board to hinder or frustrate a transaction that some, or a majority, of our stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met. For more information, see "Description of Capital Stock" in this prospectus.

        In addition, we are subject to state statutes governing insurance holding companies, which generally require that any person or entity desiring to acquire direct or indirect control of any of our insurance company subsidiaries obtain prior regulatory approval. Control would be presumed to exist under most state insurance laws with the acquisition of 10% or more of our outstanding voting securities. Certain of our foreign insurance company subsidiaries are also subject to laws which may require prior regulatory approval of a change of control. Applicable state and foreign insurance company laws and regulations could delay or impede a change of control of our company.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated or deemed to be incorporated by reference herein contain statements concerning our future results and performance and other matters that are "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended, but are not the exclusive means, to identify these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical or anticipated results, depending on a variety of factors. Potential factors that could affect results include those described above under the caption "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus or documents incorporated or deemed to be incorporated by reference herein might not occur. We will not update forward-looking statements even though our situation may change in the future.

USE OF PROCEEDS

        The selling securityholders will receive all of the proceeds from the sale of the debentures and the common stock issuable upon conversion of the debentures offered by this prospectus. We will not receive any proceeds.

RATIOS OF EARNINGS TO FIXED CHARGES

        Our ratios of earnings to fixed charges for each of the periods indicated are as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	7.0x	3.7x	4.7x	2.3x	4.2x	3.7x	5.4x

        For purposes of calculating the ratio, earnings consist of income from continuing operations before provision for income taxes and minority interests and before fixed charges. Fixed charges include interest expense, interest credited on investment-type insurance contracts and that portion of rental expense we deem to represent interest. Our earnings and fixed charges include the earnings and fixed charges of Aon Corporation and its subsidiaries considered as one enterprise.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed and traded on the New York Stock Exchange under the symbol "AOC."

        The following table sets forth the high and low sale prices for the indicated periods as reported on the New York Stock Exchange and the quarterly cash dividends paid per share of our common stock during the periods indicated.

	High	Low	Common Dividends Paid (Per Share)
2001
First Quarter	$38.1800	$30.8125	$0.220
Second Quarter	$36.5100	$29.7500	$0.225
Third Quarter	$42.0000	$33.2600	$0.225
Fourth Quarter	$44.8000	$32.5000	$0.225
2002
First Quarter	$36.2300	$31.7600	$0.225
Second Quarter	$39.6300	$28.0000	$0.225
Third Quarter	$29.8300	$13.3000	$0.225
Fourth Quarter	$21.9500	$15.5900	$0.150
2003
First Quarter	$21.3400	$17.4100	$0.150
Second Quarter	$26.7900	$20.5500	$0.150
Third Quarter (through September 10, 2003)	$24.4500	$20.8500	$0.150

        Dividends are paid on a quarterly basis, as may be declared by our board of directors from time to time. Our ability to pay dividends is dependent upon, among other things, the availability of dividends from our subsidiaries and may be subject to contractual restrictions contained in any current or future loan agreements or debt instruments. Our insurance company subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. See "Risk Factors—Risks Related to Our Business and the Insurance Industry—We are a holding company and, therefore, may not be able to receive dividends in needed amounts."

DESCRIPTION OF THE DEBENTURES

        The debentures were issued under an indenture dated as of November 7, 2002 between us and The Bank of New York, as trustee. The debentures and the shares of common stock issuable upon conversion of the debentures are covered by a registration rights agreement, which we entered into with the initial purchaser of the debentures. The indenture and the registration rights agreement are exhibits to the registration statement of which this prospectus is a part.

        The following description is a summary of the material provisions of the debentures, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of terms used in the indenture, and the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of debentures are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debentures.

        As used in this section, references to "Aon," "we," "our" or "us" refer solely to Aon Corporation and not to our subsidiaries.

General

        The debentures represent senior unsecured indebtedness of Aon and rank on a parity with all of our other existing and future senior unsecured debt. The debentures are convertible into common stock as described under "—Conversion of Debentures."

        The debentures are limited to $300,000,000 aggregate principal amount. The debentures were issued only in denominations of $1,000 and multiples of $1,000. The debentures will mature on November 15, 2012, unless earlier converted, redeemed or repurchased by us.

        Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

        You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under "—Redemption at Option of the Holder Upon a Fundamental Change."

        The debentures bear interest at an annual rate of 3 1/2% from November 7, 2002, or from the most recent date to which interest had been paid or provided for. We will pay interest on May 15 and November 15 of each year, beginning May 15, 2003, to record holders at the close of business on the preceding May 1 and November 1, as the case may be. We will pay contingent interest as set forth below under "—Contingent Interest." Interest, including contingent interest, if any, payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date.

        We will pay interest on certificated debentures by check mailed to your address as it appears in the debenture register. We will pay interest on global debentures to The Depository Trust Company, New York, New York, which we refer to as DTC, by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

        We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the debentures and you may present the debentures for conversion, registration of transfer or exchange for other denominations. This office will initially be an office or agency of the trustee.

        The debentures are debt instruments that are subject to the contingent payment debt regulations. Therefore, the debentures were issued with original issue discount for U.S. federal income tax purposes, which we refer to as tax original issue discount. In general, beneficial owners of the debentures will be required to accrue interest income on the debentures for U.S. federal income tax purposes in the manner described herein, regardless of whether such owners use the cash or accrual method of tax accounting. Beneficial owners will be required, in general, to accrue interest each year, as tax original issue discount, based on the rate at which we would have issued a noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise similar to those of the debentures, rather than at a lower rate based on the accruals on the debentures for non-tax purposes (i.e., in excess of the stated semi-annual interest payments and any contingent interest payments) actually received in that year. Accordingly, owners of debentures will be required to include tax original issue discount as interest in taxable income in each year in excess of the accruals on the debentures for non-tax purposes. Furthermore, upon a sale, exchange, conversion or redemption of a debenture, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the debenture. The amount realized by you will include, in the case of a conversion, the fair market value of the stock you receive. Any gain on a sale, exchange, conversion or redemption of a debenture will be treated as ordinary interest income. You are expected to consult your own tax advisors as to the U.S. federal, state, local or other tax consequences of acquiring, owning and disposing of the debentures.

Conversion of Debentures

        You may convert any of your debentures, in whole or in part, into shares of our common stock prior to the final maturity date of the debentures, subject to prior redemption or repurchase of the debentures, only under the following circumstances:

  •
  upon satisfaction of a market price condition;

  •
  upon satisfaction of a trading price condition;

  •
  upon notice of redemption; or

  •
  upon specified corporate transactions.

        If we call debentures for redemption, you may convert your debentures only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If you have submitted your debentures for redemption upon a fundamental change, you may convert your debentures only if you withdraw your redemption election. Similarly, if you exercise your option to require us to repurchase your debenture on November 15, 2009, those debentures may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture. You may convert your debentures in part so long as the portion converted is $1,000 principal amount or an integral multiple of $1,000.

        The initial conversion rate for the debentures is 46.5658 shares of our common stock per $1,000 principal amount of debentures, subject to adjustment as described below. If any debenture is converted during the period after a record date for an interest payment date to but excluding the corresponding interest payment date, then unless that debenture has been called for redemption on a redemption date during that period (in which case we will not be required to pay interest on that interest payment date with respect to that debenture), the debentures must be accompanied by funds equal to the interest payable on that interest payment date on the principal amount so converted; provided that no such payment need be made to the extent any overdue interest, or overdue contingent interest, if any, exists at the time of conversion with respect to such debenture. You will not receive any cash payments representing accrued interest, including contingent interest, if any, upon conversion unless you convert on an interest payment date. We will not issue fractional shares of common stock upon conversion of debentures. Instead, we will pay cash in lieu of fractional shares based on the closing price of the common stock on the trading day prior to the conversion date. Our delivery to you of the fixed number of shares of common stock into which a debenture is convertible, together with any cash payment in lieu of any fractional shares, will satisfy our obligation to pay the principal amount of such debenture, the accrued but unpaid interest, including contingent interest, if any, and accrued tax original issue discount through the conversion date. Thus, the accrued but unpaid interest, including contingent interest, if any, and accrued tax original issue discount through the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. For a discussion of the tax treatment to you of receiving our common stock upon conversion, see "U.S. Federal Income Tax Considerations."

  Conversion Upon Satisfaction of Market Price Condition

        You may surrender your debentures for conversion into our common stock prior to maturity during any fiscal quarter commencing after December 31, 2002, if the "closing sale price" of our common stock exceeds 120% of the "conversion price" in effect for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding fiscal quarter.

        The "closing sale price" of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by Nasdaq or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate. The "conversion price" as of any day will equal $1,000 divided by the number of shares of common stock issuable upon a conversion of $1,000 principal amount of debentures.

  Conversion Upon Satisfaction of Trading Price Condition

        You may surrender your debentures for conversion into our common stock prior to maturity during the five business day period after any ten consecutive trading day period in which the "trading price" per $1,000 principal amount of debentures, as determined following a request by a holder of debentures in accordance with the procedures described below, for each day of that period was less than 95% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of debentures (the "95% Trading Exception"); provided that if on the date of any conversion pursuant to the 95% Trading Exception the closing sale price of our common stock is greater than the conversion price, then you will receive, in lieu of common stock based on the conversion price, cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of your debentures plus accrued and unpaid interest, including contingent interest, if any, as of the conversion date ("Principal Value Conversion"). If you surrender your debentures for conversion and it is a Principal Value Conversion, we will notify you by the second trading day following the date of conversion whether we will pay you all or a portion of the principal amount plus accrued and unpaid interest, including contingent interest, if any, in cash, common stock or a combination of cash and common stock, and in what percentage. Any common stock delivered upon a Principal Value Conversion will be valued at the greater of the conversion price on the conversion date and the "closing sale price" on the third trading day after the conversion date. We will pay you any portion of the principal amount plus accrued and unpaid interest to be paid in cash on the third trading day after the conversion date. With respect to any portion of the principal amount plus accrued and unpaid interest to be paid in common stock, we will deliver the common stock to you on the fourth trading day following the conversion date.

        The "trading price" of the debentures on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $10,000,000 principal amount of the debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the debentures from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the debentures, then the trading price per $1,000 principal amount of debentures will be deemed to be less than 95% of the product of the "closing sale price" of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the debentures.

        In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee shall have no obligation to determine the trading price of the debentures unless we have requested such determination; and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per $1,000 principal amount of debentures would be less than 95% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the debentures. At such time, we shall instruct the trustee to determine the trading price of the debentures beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of debentures is greater than or equal to 95% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the debentures.

  Conversion Upon Notice of Redemption

        If we call debentures for redemption, you may convert the debentures until the close of business on the business day immediately preceding the redemption date, after which time your right to convert will expire unless we default in the payment of the redemption price.

  Conversion Upon Specified Corporate Transactions

        If we elect to:

  •
  distribute to all holders of our common stock rights or warrants entitling them to purchase, for a period expiring within 45 days, our common stock at less than the average closing sale price for the 10 trading days preceding the declaration date for such distribution; or

  •
  distribute to all holders of our common stock, cash, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of our common stock on the day immediately preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your debentures for conversion at any time until the earlier of the close of business on the business day immediately preceding the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to the conversion price or your ability to convert will be made if you will otherwise participate in the distribution without conversion.

        In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, you may surrender your debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, your right to convert a debenture into our common stock will be changed into a right to convert a debenture into the kind and amount of cash, securities and other property which you would have received if you had converted your debentures immediately prior to the transaction. If the transaction also constitutes a fundamental change, you can require us to redeem all or a portion of your debentures as described under "—Redemption at Option of the Holder Upon a Fundamental Change."

  Conversion Procedures

        To convert your debenture into common stock you must do the following (or comply with DTC procedures for doing so in respect of your beneficial interest in debentures evidenced by a global debenture held by DTC):

  •
  complete and manually sign the conversion notice on the back of the debenture or facsimile of the conversion notice and deliver this notice to the conversion agent;

  •
  surrender the debenture to the conversion agent;

  •
  if required, furnish appropriate endorsements and transfer documents;

  •
  if required, pay all transfer or similar taxes; and

  •
  if required, pay funds equal to interest payable on the next interest payment date.

  Conversion Rate Adjustments

        We will adjust the conversion rate if any of the following events occurs:

  •
  we issue common stock as a dividend or distribution on our common stock;

  •
  we issue to all holders of common stock rights or warrants to purchase our common stock at a price per share that is less than the current market price of our common stock, as defined in the indenture;

  •
  we subdivide or combine our common stock;

  •
  we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities but excluding;

  •
  rights or warrants specified above;

  •
  dividends or distributions specified above; and

  •
  cash distributions;

  •
  we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

  •
  the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause, as adjusted to reflect subdivisions or combinations of the common stock; and

  •
  2.5% of the average of the last reported sale price of the common stock during the ten trading days immediately preceding the declaration date of the dividend.

        If an adjustment is required to be made under this clause as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause. If an adjustment is required to be made under this clause as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

  •
  we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

  •
  someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

  •
  the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

  •
  the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

        However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

        To the extent that we adopt any rights plan in the future, upon conversion of the debentures into common stock, you will receive, in addition to the common stock, the rights under the future rights plan whether or not the rights have separated from the common stock at the time of conversion and no adjustment to the conversion rate shall be made.

        In the event of:

  •
  any reclassification of our common stock;

  •
  a consolidation, merger or combination involving us; or

  •
  a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your debentures you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the debentures into our common stock immediately prior to any of these events.

        We may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We will give holders at least 15 days' notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "U.S. Federal Income Tax Considerations."

        We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. We will, however, carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

        You may in some situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in some other situations requiring a conversion rate adjustment. See "U.S. Federal Income Tax Considerations."

Contingent Interest

        Beginning with the six-month interest period commencing November 15, 2007, we will pay contingent interest to the holders of debentures if the trading price of a debenture for each of the five trading days immediately preceding the first day of the applicable six-month period equals or exceeds 120% of the principal amount of the debentures. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day measuring period for determining the trading price of a debenture will be the five trading days preceding such record date.

        During any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of debentures will equal the greater of (1) the sum of the regular cash dividends paid by us per share on our common stock during the applicable six-month interest period multiplied by the number of shares of common stock issuable upon conversion of $1,000 principal amount of debentures at the then applicable conversion rate or (2) 0.25% of the average trading price of $1,000 principal amount of debentures during the five trading day measuring period immediately preceding the applicable six-month interest period used to determine whether contingent interest must be paid. "Trading price" is defined above under "—Conversion of Debentures—Conversion Upon Satisfaction of Trading Price Condition."

        We will make contingent interest payments on the last day of the applicable six-month interest period to record holders of the debentures as of the close of business on the day immediately preceding the last day of the applicable six-month interest period.

        "Regular cash dividends" mean quarterly or other periodic cash dividends on our common stock as declared by our board of directors as part of its cash dividend payment practices and that are not designated by it as extraordinary or special or other nonrecurring dividends.

        We will notify the holders of the debentures upon a determination that they will be entitled to receive contingent interest during a six-month interest period.

Optional Redemption by Aon

        Beginning November 19, 2007, we may redeem the debentures in whole or in part at the following prices expressed as a percentage of the principal amount:

Redemption Period	Redemption Price
Beginning on November 19, 2007 and ending on November 14, 2008	101.00%
Beginning on November 15, 2008 and ending on November 14, 2009	100.50%

and 100% if redeemed on or after November 15, 2009. In each case, we will pay interest, including contingent interest, if any, to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

        If less than all of the outstanding debentures are to be redeemed, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your debentures are selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be of the portion selected for redemption.

        We may not redeem the debentures if we have failed to pay any interest on the debentures and such failure to pay is continuing. We will notify the holders of the debentures if we redeem the debentures.

Repurchase at Option of the Holder

        You have the right to require us to repurchase your debentures for cash on November 15, 2009. We will be required to repurchase any outstanding debenture for which you deliver your repurchase notice to the paying agent. The paying agent initially will be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. A holder may withdraw its repurchase notice at any time prior to the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the debentures listed in the notice. Our repurchase obligation will be subject to additional conditions described below.

        The repurchase price payable for a debenture will be equal to the principal amount plus accrued and unpaid interest, including contingent interest, if any, through the repurchase date.

        We must give notice of an upcoming repurchase date to all debenture holders not less than 20 business days prior to the repurchase date at their addresses shown in the debenture register. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things:

  •
  the repurchase price; and

  •
  the procedures that holders must follow to require us to repurchase their debentures.

        The repurchase notice from the holder must state:

  •
  if certificated debentures have been issued, the debenture certificate numbers (or, if your debentures are not certificated, your repurchase notice must comply with appropriate procedures of DTC);

  •
  the portion of the principal amount of debentures to be repurchased, which must be in $1,000 multiples; and

  •
  that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture.

        You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

  •
  the principal amount of the withdrawn debentures;

  •
  if certificated debentures have been issued, the debenture certificate numbers of the withdrawn debentures (or, if your debentures are not certificated, your withdrawal notice must comply with appropriate procedures of DTC); and

  •
  the principal amount, if any, which remains subject to the repurchase notice.

        Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the debenture will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the debenture. If the paying agent holds money sufficient to pay the repurchase price of the debenture on the business day following the repurchase date, then, on and after the date:

  •
  the debenture will cease to be outstanding;

  •
  stated interest on the debenture will cease to accrue; and

  •
  all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the debenture has been made or the debenture has been delivered to the paying agent, and all other rights of the debenture holder will terminate, other than the right to receive the repurchase price upon delivery of the debenture.

        Our ability to repurchase debentures with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding debenture on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

        Our failure to repurchase tendered debentures would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

        We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in connection with any offer by us to repurchase the debentures.

Redemption at Option of the Holder Upon a Fundamental Change

        If a "fundamental change" of Aon occurs at any time prior to the maturity of the debentures, you may require us to redeem your debentures, in whole or in part, on a redemption date that is 30 days after the date of our notice of the fundamental change. The debentures will be redeemable in principal amounts of $1,000 or multiples of $1,000.

        We will redeem the debentures at a price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, the redemption date. If the redemption date is an interest payment date, we will pay interest, including contingent interest, if any, to the record holder on the relevant record date.

        We will mail to all record holders a notice of a fundamental change within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to redeem your debentures, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your redemption notice and any debentures to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for debentures surrendered for redemption following the redemption date.

        A "fundamental change" is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration which is not all or substantially all common stock that:

  •
  is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

  •
  is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

        We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

        These fundamental change redemption rights could discourage a potential acquiror of Aon. However, this fundamental change redemption feature is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation or part of a plan by management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the debentures upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us or our business.

        We may be unable to redeem the debentures in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered debentures. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the debentures under some circumstances or expressly prohibit our redemption of the debentures upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from redeeming debentures, we could seek the consent of our lenders to redeem the debentures or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to redeem the debentures. Our failure to redeem tendered debentures would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by Aon

        The indenture provides that we may not consolidate with or merge with or merge into any other person or sell, convey, transfer or lease our properties and assets substantially as an entirety to another person, unless:

  •
  we are the surviving person, or the resulting, surviving or transferee person, if other than us, is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

  •
  the successor person assumes all of our obligations under the debentures and the indenture;

  •
  after giving effect to such transaction, there is no event of default, and no event which, after notice or passage of time or both, would become an event of default; and

  •
  we have delivered to the trustee an officers' certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

        When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the debentures and the indenture.

Events of Default; Notice and Waiver

        The following will be events of default under the indenture:

  •
  our failure to pay principal or premium, if any, when due upon redemption, repurchase or otherwise on the debentures;

  •
  our failure to pay any interest, including contingent interest, if any, and liquidated damages, if any, on the debentures, when due and such failure continues for a period of 30 days;

  •
  our failure to provide notice of the occurrence of a fundamental change on a timely basis;

  •
  our failure to perform or observe any of the covenants in the indenture and such failure continues for 90 days after written notice of that failure is given to us from the trustee (or to us and the trustee from the holders of at least 25% in principal amount of the outstanding debentures); or

  •
  our bankruptcy, insolvency or reorganization.

        The trustee may withhold notice to the holders of the debentures of any default, except defaults in payment of principal, premium, interest, including contingent interest, if any, or liquidated damages, if any, on the debentures. However, the trustee must consider it to be in the interest of the holders of the debentures to withhold this notice.

        If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding debentures may declare the principal, premium, if any, and accrued and unpaid interest, including contingent interest, if any, and liquidated damages, if any, on the outstanding debentures to be immediately due and payable. In case of our bankruptcy or insolvency, the principal, premium, if any, and accrued and unpaid interest, including contingent interest, if any, and liquidated damages, if any, on the debentures will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest, including contingent interest, if any, or liquidated damages, if any, that became due as a result of the acceleration and meet some other conditions, with specified exceptions, such declaration may be cancelled and the holders of a majority of the principal amount of outstanding debentures may waive these past defaults.

        Payments of principal, premium, if any, interest, including contingent interest, if any, or liquidated damages, if any, on the debentures that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

        The holders of a majority of outstanding debentures will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

        No holder of the debentures may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, interest, including contingent interest, if any, or liquidated damages, if any, on the debentures, unless:

  •
  the holder has given the trustee written notice of an event of default;

  •
  the holders of at least 25% in principal amount of outstanding debentures make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

  •
  the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the debentures;

  •
  the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

  •
  the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

        The consent of the holders of at least a majority in principal amount of the outstanding debentures is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding debenture if it would:

  •
  extend the fixed maturity of any debenture;

  •
  reduce the rate or extend the time for payment of interest, including contingent interest, if any, or liquidated damages, if any, of any debenture;

  •
  reduce the principal amount or premium of any debenture;

  •
  reduce any amount payable upon redemption or repurchase of any debenture;

  •
  adversely change our obligation to redeem any debentures on a redemption date;

  •
  adversely change our obligation to repurchase any debenture at the option of the holder;

  •
  adversely change our obligation to redeem any debenture upon a fundamental change;

  •
  impair the right of a holder to institute suit for payment on any debenture;

  •
  change the currency in which any debenture is payable;

  •
  impair the right of a holder to convert any debenture;

  •
  reduce the quorum or voting requirements under the indenture;

  •
  change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture;

  •
  subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

  •
  reduce the percentage of debentures required for consent to any modification of the indenture.

        We are permitted to modify some provisions of the indenture without the consent of the holders of the debentures.

Form, Denomination and Registration

        The debentures were issued:

  •
  in fully registered form;

  •
  without interest coupons; and

  •
  in denominations of $1,000 principal amount and multiples of $1,000.

  Global Debenture, Book-Entry Form

        Debentures are evidenced by one or more global debentures. We have deposited the global debenture or debentures with DTC and registered the global debentures in the name of Cede & Co., as DTC's nominee.

        Beneficial interests in a global debenture may be held through organizations that are participants in DTC (called "participants"). Transfers between participants will be effected in the ordinary way in accordance with DTC rules. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global debenture to such persons may be limited.

        Beneficial interests in a global debenture held by DTC can only be held through participants, or banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called "indirect participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global debenture, Cede & Co. for all purposes will be considered the sole holder of such global debenture. Except as provided below, owners of beneficial interests in a global debenture will:

  •
  not be entitled to have certificates registered in their names;

  •
  not receive physical delivery of certificates in definitive registered form; and

  •
  not be considered holders of the global debenture.

        We will pay interest, including contingent interest, if any, on, and the redemption price and the repurchase price of, a global debenture to Cede & Co., as the registered owner of the global debenture, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

  •
  for the records relating to, or payments made on account of, beneficial ownership interests in a global debenture; or

  •
  for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

        Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including the presentation of debentures for conversion, only at the direction of one or more participants to whose account with DTC interests in the global debenture are credited, and only in respect of the principal amount of the debentures represented by the global debenture as to which the participant or participants has or have given such direction.

        A global debenture may not be transferred except as a whole to a nominee of DTC or its successor as depositary for the global debenture. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within ninety days, we will issue certificates in definitive form in exchange for the global debenture or debentures. In addition, we may at any time and in our sole discretion determine not to have debentures represented by global debentures and, in such event, will issue certificates in definitive form in exchange for the global debentures.

Registration Rights of the Holders of Debentures

        On November 7, 2002, we entered into a registration rights agreement with the initial purchaser of the debentures that requires us, among other things, to file within 90 days, and to use our reasonable best efforts to cause to become effective within 180 days, after that date a shelf registration statement with the SEC covering the resale of the debentures and the common stock issuable upon conversion of the debentures. We have filed with the SEC a registration statement, of which this prospectus is a part, to satisfy this obligation under the registration rights agreement. A holder who sells debentures or common stock pursuant to the registration statement generally will be required to be named as a selling stockholder in this prospectus or a related prospectus supplement and to deliver a prospectus to the subsequent purchasers, and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions).

        We are required to use our reasonable best efforts to keep the shelf registration statement effective until the earlier of:

  •
  the sale pursuant to the shelf registration statement of all of the securities registered thereunder; or

  •
  the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision.

        We may suspend the use of this prospectus under specified circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

  •
  exceed 30 days in any three-month period; or

  •
  an aggregate of 90 days for all periods in any 12-month period.

        Notwithstanding the foregoing, we will be permitted to suspend the use of this prospectus for up to 60 days in any three-month period under certain circumstances relating to possible acquisitions, financings or other similar transactions.

        We will pay predetermined liquidated damages if this prospectus is unavailable for periods in excess of those permitted above:

  •
  on the debentures, at an annual rate equal to 0.25% for the first 90-day period after the occurrence of such event and 0.5% thereafter of the aggregate principal amount of debentures outstanding during the additional period the prospectus is unavailable; and

  •
  on the common stock that has been issued upon conversion, at an annual rate equal to 0.25% for the first 90-day period after the occurrence of such event and 0.5% thereafter of an amount equal to $1,000 divided by the conversion rate during such periods.

Information Concerning the Trustee

        We have appointed The Bank of New York, the trustee under the indenture, as paying agent, conversion agent, debenture registrar and custodian for the debentures. The trustee or its affiliates provide banking and other services to us in the ordinary course of their business. The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the debentures, the trustee must eliminate such conflict or resign.

DESCRIPTION OF CAPITAL STOCK

        Our second restated certificate of incorporation, as amended, authorizes us to issue 750,000,000 shares of common stock, par value $1.00 per share. The description set forth below is only a summary, is not complete and is qualified in its entirety by reference to the documents incorporated by reference in this prospectus.

        Because we are a holding company, the holders of the common stock may not receive assets of our subsidiaries in the event of our liquidation or recapitalization until the claims of our subsidiaries' creditors and insurance policyholders (in the case of insurance subsidiaries) are paid, except to the extent that we may have recognized claims against such subsidiaries. In addition, certain regulatory laws limit some of our subsidiaries from making payments to us of dividends and on loans and other transfers of funds.

        Common stockholders will receive dividends as may be declared at various times by the board of directors out of funds legally available for that purpose. Common stockholders are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Common stockholders will receive, upon any liquidation, all remaining assets available for distribution to stockholders after we satisfy our liabilities relating to, and make payments in respect of preferential obligations of, any preferred stock that may then be issued and outstanding. Common stockholders have no preemptive rights. The common stock is listed on the New York Stock Exchange. Equiserve, N. A. is the registrar and transfer agent for the common stock.

Certain Anti-Takeover Provisions

        Our second restated certificate of incorporation, as amended, contains provisions, summarized below, that could have the effect of delaying, deferring or preventing a change of control. Because this is a summary, it does not contain all of the information that may be important to you. You should read carefully the provisions of our second restated certificate of incorporation, as amended, as well as the provisions of any applicable laws.

        Our second restated certificate of incorporation, as amended, provides that the approval of a voluntary liquidation or dissolution and certain business combinations (including mergers, consolidations, sales, leases and exchanges), requires the affirmative vote of at least two-thirds of all of our outstanding securities then entitled to vote at a meeting of stockholders, considered as one class. Our second restated certificate of incorporation, as amended, also permits our board of directors, in response to certain acquisition proposals (including tender or exchange offers, mergers, consolidations and sales), to consider not only the best interests of the stockholders, but also such other factors as the board of directors deems relevant, including social, legal and economic effects upon employees, field sales agents, suppliers, customers, policyholders and business.

        Under Section 203 of the Delaware General Corporation Law, we may not engage in certain business combinations (as defined in such section) with any interested stockholders (as defined in such section) for a period of three years following the date that such stockholder became an interested stockholder, unless:

  •
  prior to such date our board of directors approved the business combination with the interested stockholder;

  •
  the interested stockholder owned at least 85% of our voting stock upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

  •
  the business combination is approved by the affirmative vote of at least two-thirds of the outstanding voting stock.

        Our board of directors has adopted a resolution making the provisions of Section 203 inapplicable to transactions involving Mr. Patrick G. Ryan, our Chairman and Chief Executive Officer.

        In addition, the insurance laws and regulations of the jurisdictions in which our subsidiaries do business may impede or delay a business combination involving us.

Advance Notice By-Laws

        Our by-laws provide for an advance notice procedure for stockholders to nominate director candidates or bring other business before an annual meeting of stockholders. Only persons who are nominated by the Board or by stockholders who comply with the advance notice procedure will be eligible for election as directors. The business to be conducted at an annual meeting will be limited to business brought by the Board or by stockholders who comply with the advance notice procedure. The business to be conducted at a special meeting will be limited to business described in the notice for that meeting.

        If the Chairman of the Board or other officer presiding at the meeting determines that a person was not nominated or other business was not brought before the meeting in accordance with the advance notice procedure, that person will not be eligible for election as a director or that business will not be conducted at the meeting, as the case may be.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

        Set forth below is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the debentures. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with debentures held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding debentures in a tax-deferred or tax-advantaged account, or persons holding debentures as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or a "conversion" transaction for tax purposes. Persons considering the purchase of the debentures should consult their own tax advisors concerning the application of the U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the debentures arising under the laws of any other taxing jurisdiction.

        We do not address all of the tax consequences that may be relevant to a U.S. Holder (as defined below). In particular, we do not address:

  •
  the U.S. federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of debentures;

  •
  the U.S. federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of debentures;

  •
  persons who hold the debentures whose functional currency is not the United States dollar;

  •
  any state, local or foreign tax consequences of the purchase, ownership or disposition of debentures; or

  •
  any federal, state, local or foreign tax consequences of owning or disposing of the common stock.

        Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the debentures and the common stock in light of your own circumstances.

        A U.S. Holder is a beneficial owner of the debentures who or which is:

  •
  a citizen or individual resident of the United States, as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

  •
  a corporation or partnership, including any entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia unless, in the case of a partnership, Treasury regulations are enacted that provide otherwise;

  •
  an estate if its income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

        Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a holder of debentures other than a U.S. Holder of debentures.

        We urge prospective investors that are Non-U.S. Holders to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the debentures, including the application of United States withholding taxes.

        WE URGE ALL PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEBENTURES AND THE COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

Classification of the Debentures

        We have received an opinion from our counsel, Sidley Austin Brown & Wood LLP, that the debentures will be treated as indebtedness for U.S. federal income tax purposes and that the debentures will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).

        Recently, the Internal Revenue Service (which we refer to as the IRS) issued Revenue Ruling 2002-31 and Notice 2002-36, addressing the U.S. federal income tax classification and treatment of instruments similar, although not identical, to the debentures, and concluded that the instruments addressed in that published guidance were subject to the CPDI regulations. In addition, the IRS also clarified various aspects of the potential applicability of certain other provisions of the Code to the instruments addressed in that published guidance. However, the applicability of Revenue Ruling 2002-31 to any particular instruments, such as the debentures, is uncertain. In addition, no rulings have been sought or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below. The remainder of this discussion assumes that the debentures are subject to the CPDI regulations. A different treatment of the debentures for U.S. federal income tax purposes could significantly alter the amount, timing, character and treatment of income, gain or loss recognized in respect of the debentures from that which is described below.

Accrual of Interest on the Debentures

        Pursuant to the terms of the indenture, we and each holder of the debentures agree, for U.S. federal income tax purposes, to treat the debentures as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the debentures will be required to accrue interest income on the debentures in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in taxable income in each year in excess of the accruals on the debentures for non-tax purposes (i.e., in excess of the stated semi-annual interest payments and any contingent interest payments) actually received in that year.

        The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the debentures that equals:

  (1)
  the product of (i) the adjusted issue price (as defined below) of the debentures as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the debentures, adjusted for the length of the accrual period;

  (2)
  divided by the number of days in the accrual period; and

  (3)
  multiplied by the number of days during the accrual period that the U.S. Holder held the debentures.

        A debenture's issue price is the first price to the public at which a substantial amount of the debentures is sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously made on the debentures.

        Sidley Austin Brown & Wood LLP, our counsel, has advised us that the term "comparable yield" means the annual yield we would have paid, as of the initial issue date, on a noncontingent, nonconvertible, fixed-rate debt security with terms and conditions otherwise similar to those of the debentures. Based in part on that advice, we intend to take the position that the comparable yield for the debentures is 9.1%, compounded semi-annually. The specific yield, however, is not entirely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by us. Moreover, the projected payment schedule could differ materially from the projected payment schedule provided by us.

        The CPDI regulations require that we provide to U.S. Holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the debentures. This schedule must produce the comparable yield. The projected payment schedule includes the semi-annual payments of stated interest payable on the debentures at the rate of 3 1/2% per annum (other than such final stated interest payment payable at maturity), estimates for certain payments of contingent interest and an estimate for a payment immediately prior to maturity taking into account the conversion feature.

        The comparable yield and the schedule of projected payments are set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to us at the following address: Aon Corporation, Corporate Secretary, 200 East Randolph Street, Chicago, Illinois 60601.

        For U.S. federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the debentures, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

        THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE DEBENTURES FOR U.S. FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE ON THE DEBENTURES.

        Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Debentures

        If, during any taxable year, a U.S. Holder receives actual payments with respect to the debentures for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including shares of our common stock) received in that year.

        If a U.S. Holder receives in a taxable year actual payments with respect to the debentures for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. The adjustment will (a) first reduce the U.S. Holder's interest income on the debentures for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the debentures during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. A negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described in (a) and (b) will be carried forward to offset future interest income accruals in respect of the debentures or to reduce the amount realized on the sale, exchange, conversion or redemption of the debentures.

        If a U.S. Holder purchases debentures at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the debentures by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the debentures pro rata with the accruals of original issue discount at the comparable yield. You should consult your tax advisors regarding these allocations.

Sale, Exchange, Conversion or Redemption

        Generally, the sale or exchange of a debenture, or the redemption of a debenture for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the debentures includes the receipt of common stock upon conversion as a contingent payment with respect to the debentures. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a debenture as a contingent payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion will also result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the debenture. A U.S. Holder's adjusted tax basis in a debenture on any date will generally be equal to the U.S. Holder's original purchase price for the debenture, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above, other than adjustments to reflect a discount or premium to the adjusted issue price, if any), and decreased by the amount of any projected payments, as defined above, previously made on the debentures to the U.S. Holder through such date. Gain recognized upon a sale, exchange, conversion or redemption of a debenture will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, as capital loss (which will be long-term if the debenture is held for more than one year). The deductibility of capital losses is subject to limitations.

        A U.S. Holder's tax basis in our common stock received upon a conversion of a debenture will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends

        If at any time we have a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the debentures.

        For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness, or our assets, or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the debentures, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for our common stock will not.

Treatment of Non-U.S. Holders

        Payment of contingent interest made to Non-U.S. Holders in excess of the floor amount (i.e., an amount equal to 0.25% of the average trading price of $1,000 principal amount of debentures during the five trading days immediately preceding the first day of the applicable six-month interest period), if any, will not be exempt from U.S. federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on such payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its tax advisor as to whether it can obtain a refund for a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on other grounds.

        All other payments on the debentures made to a Non-U.S. Holder, including the portion of any payment of contingent cash interest equal to the floor amount (i.e., the amount equal to 0.25% of the average trading price of debentures as more fully described herein), a payment in our common stock pursuant to a conversion, and any gain realized on a sale or exchange of debentures (other than income or gain attributable to accrued contingent interest payments that are in excess of the floor amount), will be exempt from U.S. income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; (ii) the statement requirement set forth in Section 871(h) or Section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; and (iv) our common stock continues to be actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the New York Stock Exchange). However, if a Non-U.S. Holder were deemed to have received a constructive dividend (see "—Constructive Dividends" above), the Non-U.S. Holder generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from the Non-U.S. Holder claiming that the deemed receipt of the constructive dividend is effectively connected with the conduct of a United States trade or business.

        The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a debenture certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name, address and such other information as the Form may require.

        If a Non-U.S. Holder of the debentures is engaged in a trade or business in the United States, and if interest on the debentures is effectively connected with the conduct of such trade or business, the

Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale or exchange of the debentures in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Non- U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding Tax and Information Reporting

        Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the debentures) on, and the proceeds of disposition of, the debentures may be subject to information reporting and U.S. federal backup withholding tax if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability.

ERISA CONSIDERATIONS

        We and certain of our affiliates may be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of Section 4975 of the Code with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if the debentures are acquired by or with the assets of a pension or other employee benefit plan with respect to which we or any of our affiliates is a service provider, unless the debentures are acquired pursuant to an applicable exemption from the prohibited transaction rules.

        Accordingly, by its acquisition and holding of the debentures, each holder of the debentures will be deemed to have represented that either (i) it has not used the assets of any benefit plan for purposes of acquiring the debentures or (ii) if the assets of a benefit plan are used to acquire the debentures, either directly or indirectly, the acquisition and holding of the debentures do not constitute a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any similar rules.

        The sale of the debentures to a plan is in no respect a representation by us that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

        Any party considering purchasing the debentures on behalf of, or with the assets of, any benefit plan should consult with its counsel to confirm that such investment will not result in a prohibited transaction that is not subject to an exemption and will satisfy the other requirements of ERISA, the Code and the Department of Labor regulations applicable to the plans.

SELLING SECURITYHOLDERS

        The debentures were originally issued by us to and immediately resold by Morgan Stanley & Co. Incorporated in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be "qualified institutional buyers," as defined by Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus any or all of the debentures and shares of common stock into which the debentures are convertible.

        The table below sets forth the name of each selling securityholder and the principal amount of debentures and shares of common stock beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

        We have prepared the table below based on information given to us by the selling securityholders on or prior to September 10, 2003. The selling securityholders may offer any or all of the debentures and shares of common stock into which the debentures are convertible listed below. Accordingly, we cannot estimate the amounts of debentures or shares of common stock that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date on which they provided to us the information presented in the table.

        The percentage of debentures outstanding beneficially owned by each selling securityholder is based on $300,000,000 aggregate principal amount of debentures outstanding. The number of shares of common stock beneficially owned prior to the offering includes shares of common stock into which the debentures may be convertible. The number of shares of common stock that may be offered is based on a conversion rate of 46.5658 per $1,000 principal amount of debentures and a cash payment in lieu of any fractional share. The percentage of common stock outstanding beneficially owned and that may be offered by each selling securityholder is based on 312,190,493 shares of common stock outstanding on March 26, 2003.

        Information about the selling securityholders may change over time. Any changed information will be set forth in supplements to this prospectus, if required. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the debentures is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of debentures and the number of shares of common stock into which the debentures are convertible may increase or decrease.

Name	Principal Amount of Debentures That May Be Offered	Percentage of Debentures Outstanding	Common Stock Owned Prior to the Offering	Common Stock That May Be Offered	Percentage of Common Stock Outstanding
Advisory Convertible Arbitrage Fund (I) L.P.	$1,000,000	*	46,565	46,565	*
AIG DKR Soundshore Opportunity Holding Fund Ltd.	5,000,000	1.7%	232,829	232,829	*
AIG DKR Soundshore Strategic Holding Fund Ltd.	1,075,000	*	50,058	50,058	*
Alexandra Global Master Fund, Ltd.	20,000,000	6.7%	931,316	931,316	*
Allstate Insurance Company	500,000	*	49,632	23,282	*
Allstate Life Insurance Company	3,500,000	1.2%	162,980	162,980	*
Alpha U.S. Sub Fund VIII, LLC	90,000	*	4,190	4,190	*
AM Investment D Fund (QP) LP	1,386,000	*	64,540	64,540	*

AM Investment E Fund Ltd	7,938,000	2.6%	369,639	369,639	*
Arbitex Master Fund L.P.	4,000,000	1.3%	186,263	186,263	*
Banc of America Securities LLC	3,948,000	1.3%	183,841	183,841	*
Banc One Capital Markets	5,000,000	1.7%	308,729	232,829	*
Bank Austria Cayman Islands, Ltd.	6,200,000	2.1%	288,707	288,707	*
Beamtenversicherungskasse Des Uantons Zürich	3,500,000	1.2%	162,980	162,980	*
Bernische Lehrerversicherungskasse	400,000	*	18,626	18,626	*
BGI Global Investors c/o Forest Investment Management LLC	513,000	*	23,888	23,888	*
BNP Paribas Equity Strategies, SNC	7,706,000	2.6%	390,685	358,836	*
Canyon Capital Arbitrage Master Fund, Ltd.	7,500,000	2.5%	349,243	349,243	*
Canyon Value Realization Fund (Cayman), Ltd.	11,250,000	3.8%	523,865	523,865	*
Canyon Value Realization Fund, L.P.	5,000,000	1.7%	232,829	232,829	*
CIBC WM	1,000,000	*	46,565	46,565	*
Canyon Value Realization MAC 18, Ltd. (RMF)	1,250,000	*	58,207	58,207	*
Cobalt Corporation	250,000	*	11,641	11,641	*
Conseco Annuity Assurance—Multibucket Annuity Convertible Bond Fund	400,000	*	18,626	18,626	*
Conseco Fund Group—Conseco Convertible Securities Fund	100,000	*	4,656	4,656	*
Context Convertible Arbitrage Fund, LP	635,000	*	29,569	29,569	*
Context Convertible Arbitrage Offshore Fund, Ltd.	365,000	*	16,996	16,996	*
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	3,903,000	1.3%	181,746	181,746	*
Credit Suisse First Boston Corporation	3,840,000	1.3%	178,812	178,812	*
Deephaven Domestic Convertible Trading Ltd.	2,185,000	*	101,746	101,746	*
The Drake Offshore Master Fund, Limited	5,000,000	1.7%	232,829	232,829	*
Excellus Health Plan Inc.	500,000	*	23,282	23,282	*
Fidelity Financial Trust: Fidelity Convertible Securities Fund(1)	2,000,000	*	93,131	93,131	*
Forest Fulcrum Fund L.L.P.	1,350,000	*	62,863	62,863	*
Forest Global Convertible Fund Series A-5	5,836,000	2.0%	271,758	271,758	*
Forest Multi-Strategy Master Fund SPC, on behalf of Series F, Multi-Strategy Segregated Portfolio	638,000	*	29,708	29,708	*
Gemini Sammelstiftung Zur Förderung Der Personal Vorsorge	150,000	*	6,984	6,984	*
Geode U.S. Convertible Arbitrage, a Series of Goede Investors, LLC	500,000	*	23,282	23,282	*
GLG Global Convertible Fund	6,454,000	2.2%	300,535	300,535	*
GLG Market Neutral Fund	32,546,000	10.9%	2,522,330	1,515,530	*
Golden Rule Insurance Company	173,000	*	8,055	8,055	*
Goldman, Sachs & Co.	12,100,000	4.0%	563,446	563,446	*
Grace Convertible Arbitrage Fund Ltd.	4,000,000	1.3%	186,263	186,263	*
Guggenheim Portfolio Co. XV, LLC	950,000	*	44,237	44,237	*
HFR Ed Global Master Trust	196,000	*	9,126	9,126	*
Jefferies Umbrella Fund Global Convertible Bond	840,000	*	39,115	39,115	*
Jefferies Umbrella Fund US Convertible Bond	150,000	*	6,984	6,984	*
JP Morgan Securities Inc.	12,500,000	4.2%	739,261	582,072	*

KBC Financial Products (Cayman Islands) Ltd.	18,500,000	6.2%	861,467	861,467	*
KBC Financial Products USA Inc.	3,000,000	1.0%	139,697	139,697	*
Lehman Brothers Inc.	15,000,000	5.0%	698,487	698,487	*
LLT Limited	475,000	*	22,118	22,118	*
Lyxor/AM Investment Fund Ltd	2,142,000	*	99,743	99,743	*
Lyxor Master Fund c/o Forest Investment Management LLC	2,037,000	*	94,854	94,854	*
McMahan Securities Co. L.P.	3,159,000	1.1%	147,101	147,101	*
Medamerica Insurance Co.	1,800,000	*	83,818	83,818	*
Medamerica Insurance Co. of NY	260,000	*	12,107	12,107	*
Merrill Lynch Pierce Fenner & Smith, Inc.	2,790,000	*	129,918	129,918	*
MLQA Convertible Securities Arbitrage, Ltd.	7,500,000	2.5%	349,243	349,243	*
Morgan Stanley & Co., Incorporated	15,147,000	5.1%	1,114,050	705,332	*
Northern Income Equity Fund	500,000	*	23,282	23,282	*
Pensionskasse Der Antalis AG	60,000	*	2,793	2,793	*
Pensionskasse Der Conza AG	230,000	*	10,710	10,710	*
Pensionskasse Der Ems-Chemie AG	70,000	*	3,259	3,259	*
Pensionskasse Der Ems-Dottikon AG	100,000	*	4,656	4,656	*
Pensionskasse Der Rockwell Automation AG	70,000	*	3,259	3,259	*
Pensionskasse Plüss-Staufer AG	60,000	*	2,793	2,793	*
Pensionskasse Vantico	100,000	*	4,656	4,656	*
PersonalFürsorgestiftung Der Gebaudeversioherung Des Kantons Bern	200,000	*	9,313	9,313	*
Personalvorsage Der PV Promea	120,000	*	5,587	5,587	*
PRS Convertible Arbitrage Master Fund L.P.	2,100,000	*	97,788	97,788	*
PSAM Allegro Partners LP	506,000	*	23,562	23,562	*
PSAM GPS Fund Ltd.	126,000	*	5,867	5,867	*
PSAM Panorama Fund Ltd.	1,264,000	*	58,859	58,859	*
PSAM World Arb Fund Ltd.	158,000	*	7,357	7,357
Quest Global Convertible Master Fund, Ltd.	2,000,000	*	93,131	93,131	*
R2 Investments, LDC	1,134,000	*	52,805	52,805	*
Radian Asset Guaranty Inc.	1,000,000	*	46,565	46,565	*
Radian Guaranty Inc.	1,250,000	*	58,207	58,207	*
Ramius Capital Group	1,000,000	*	46,565	46,565	*
Ramius LP	200,000	*	9,313	9,313	*
Ramius Partners II, LP	250,000	*	11,641	11,641	*
RAM Trading, LTD.	7,000,000	2.3%	325,960	325,960	*
RBC Alternative Assets LP c/o Forest Investment Management LLC	488,000	*	22,724	22,724	*
RBC Alternative Assets, L.P.	200,000	*	9,313	9,313	*
RCG Baldwin, LP	650,000	*	30,267	30,267	*
RCG Halifax Master Fund, Ltd.	1,500,000	*	69,848	69,848	*
RCG Latitude Master Fund, Ltd.	5,500,000	1.8%	256,111	256,111	*
RCG Multi Strategy A/C LP	4,000,000	1.3%	186,263	186,263	*
RCG Multi Strategy Master Fund, LTD	340,000	*	15,832	15,832	*
Relay 11 Holdings c/o Forest Investment Management LLC	238,000	*	11,082	11,082	*
Sage Capital	5,500,000	1.8%	256,111	256,111	*
SG Cowen Securities—Convertible Arbitrage	10,000,000	3.3%	465,658	465,658	*
Silverback Master, Ltd.	8,000,000	2.7%	372,526	372,526	*
Singlehedge US Convertible Arbitrage Fund	642,000	*	29,895	29,895	*
Spartan Partners LP	303,000	*	14,109	14,109	*

Sphinx Convertible Arbitrage c/o Forest Investment Management LLC	125,000	*	5,820	5,820	*
Sturgeon Limited	816,000	*	37,997	37,997	*
Sunrise Partners Limited Partnership	19,700,000	6.6%	917,446	917,346	*
Thrivent Financial for Lutherans, as successor to Lutheran Brotherhood	1,000,000	*	49,765	46,565	*
UBS O'Connor LLC F/B/O O'Connor Global Convertible Arbitrage Master Ltd.	2,000,000	*	93,131	93,131	*
UBS O'Connor LLC F/B/O O'Connor Global Convertible Portfolio	250,000	*	11,641	11,641	*
UBS Warburg LLC	2,000,000	*	93,131	93,131	*
Wachovia Risk Services Inc.	3,000,000	1.0%	139,697	139,697	*
Wachovia Securities Inc.	11,008,000	3.7%	512,596	512,596	*
Wachovia Securities International Ltd.	10,000,000	3.3%	465,658	465,658	*
Westbay Intl Company	174,000	*	8,102	8,102	*
WPG Convertible Arbitrage Overseas Master Fund LP	1,250,000	*	58,207	58,207	*
WPG MSA Convertible Arbitrage Fund	750,000	*	34,924	34,924	*
Xavex Convertible Arbitrage #5	300,000	*	13,969	13,969	*
Xavex Risk Arbitrage 5 Fund	44,000	*	2,048	2,048	*
Zuger Kulturstiftung Landis & Gyr	70,000	*	3,259	3,259	*
Zurich Master Hedge Fund c/o Forest Investment Management LLC	800,000	*	37,252	37,252	*
Total(2)	300,000,000	100%		13,969,740	4.5%

*
Less than 1%.

(1)
The entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly owned subsidiary of FMR Corp., a Delaware corporation.

(2)
Because certain of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their debentures in transactions exempt from the registration requirements of the Securities Act since the date on which they provided to us the information presented in this table, this prospectus may not reflect the exact principal amount of debentures held by each selling securityholder on the date hereof. The maximum aggregate principal amount of debentures that may be sold pursuant to this prospectus will not exceed $300,000,000.

PLAN OF DISTRIBUTION

        The selling securityholders and their transferees, pledgees, donees and successors may sell the debentures and the underlying shares of common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The debentures and the common stock may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  prices related to the prevailing market prices;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        In the case of the common stock, these sales may be effected in transactions:

  •
  on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

  •
  in the over-the-counter market;

  •
  otherwise than on such exchanges or services or in the over-the-counter market;

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise; or

  •
  through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

        In connection with the sale of the debentures and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with the selling securityholders. The selling securityholders may also sell the debentures and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the debentures or the underlying common stock to broker-dealers that in turn may sell these securities.

        Selling securityholders may not sell any, or may not sell all, of the debentures and shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the debentures and underlying shares of common stock by other means not described in this prospectus. Moreover, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold thereunder, rather than pursuant to this prospectus.

        The aggregate proceeds to the selling securityholders from the sale of the debentures or the underlying common stock offered pursuant to this prospectus will be the purchase price of such securities less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, reject, in whole or in part, any proposed purchase of debentures or common stock to be made directly or through their agents. We will not receive any of the proceeds from this offering.

        Our common stock is listed for trading on the New York Stock Exchange. We do not intend to list the debentures for trading on any national securities exchange or automated quotation system and can give no assurance as to the development of any trading market for the debentures.

        In order to comply with the securities laws of some states, if applicable, the debentures and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the debentures may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and complied with.

        The selling securityholders and any broker-dealers, agents or underwriters that participate in the distribution of the debentures and the underlying common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any profits realized by the selling securityholders and any discounts, commissions or concessions received by these broker-dealers, agents or underwriters may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, selling securityholders who are deemed to be "underwriters" will be subject to the prospectus delivery requirements of the Securities Act and may be subject to statutory liabilities, including, but not limited to, liabilities under Sections 11, 12 and 17 of the Securities Act.

        The selling securityholders and any other persons participating in the distribution of the debentures and the underlying common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of the debentures and underlying common stock by the selling securityholders and any such other person. In addition, Regulation M may restrict the ability of any person participating in the distribution to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the debentures and the underlying common stock.

        With respect to a particular offering of the debentures and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement, of which this prospectus is a part, will set forth the following information:

  •
  the specific debentures or common stock to be offered or sold;

  •
  the names of the selling securityholders;

  •
  the respective purchase prices and public offering prices and other material terms of the offering;

  •
  the names of any participating agents, broker-dealers or underwriters; and

  •
  any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

        We entered into the registration rights agreement for the benefit of the holders of the debentures to register their debentures and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that we and the selling securityholders will indemnify each other and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the debentures and underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the debentures and underlying common stock to the public, but each selling securityholder will be responsible for the payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents. We estimate that the total expenses of this offering payable by us will be approximately $90,000.

        We will use our reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective until the earlier of:

  •
  the sale pursuant to the registration statement of all of the securities registered thereunder; or

  •
  the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision.

        We are permitted to suspend the use of this prospectus under specified circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period, but not to exceed an aggregate of 90 days for all periods in any 12-month period. In addition, notwithstanding the foregoing, we are permitted to suspend the use of this prospectus for up to 60 days in any three-month period under certain circumstances relating to possible acquisitions, financings or other similar transactions. We will pay predetermined liquidated damages if this prospectus is unavailable for periods in excess of those permitted as described above.

LEGAL MATTERS

        The validity of the debentures and the shares of our common stock issuable upon conversion of the debentures have been passed upon for us by Richard E. Barry, our Senior Counsel and Assistant Secretary. As of January 28, 2003, Mr. Barry owned 5,117 shares of Aon Corporation common stock, held restricted stock awards of 24,600 shares and 1,980 vested and 24,020 unvested stock options. In addition, approximately 2,682 shares of Aon Corporation common stock held by our employee stock ownership plan and savings plan were attributable to Mr. Barry. Sidley Austin Brown & Wood LLP, New York, New York, has rendered an opinion for us with respect to certain tax consequences of the debentures. On April 19, 2002, R. Eden Martin, a partner at Sidley Austin Brown & Wood, was elected to serve on our board of directors.

EXPERTS

        The consolidated financial statements and the related financial statement schedules of Aon Corporation included in Aon Corporation's Annual Report (Form 10-K) for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 2003 and March 31, 2002, and the three- and six-month periods ended June 30, 2003 and June 30, 2002, incorporated by reference in this prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in Aon Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the "Act") for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's Web site at http: //www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may find additional information about us at our Web site at http://www.aon.com. The information on our Web site is not a part of this prospectus.

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus, and any information that we later file with the SEC will automatically update and supercede this information. We incorporate by reference into this prospectus the following documents that we have previously filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until all of the securities covered by this prospectus are sold by the selling securityholders:

  •
  Annual Report on Form 10-K for the year ended December 31, 2002;

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

  •
  Current Reports on Form 8-K filed on January 9, 2003, February 20, 2003 and September 2, 2003; and

  •
  The description of our common stock contained in Item 12 of the registration statement on Form 10 filed on February 19, 1980 (when we were called Combined International Corporation), and any amendment or report which we have filed (or will file after the date of this prospectus and prior to the termination of this offering) for the purpose of updating such description, including our Current Reports on Form 8-K dated April 23, 1987 and May 9, 2000.

        This prospectus is part of a registration statement we have filed with the SEC relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits we file with the SEC. You may refer to the registration statement and the exhibits for more information about us and our securities. The registration statement and exhibits are also available through the SEC's Web site.

        You may obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address and phone number:

Aon Corporation
200 East Randolph Street
Chicago, Illinois 60601
Telephone (312) 381-1000
Attention: Corporate Secretary

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses payable by the Registrant in connection with the registration and sale of the 3 1/2% Senior Convertible Debentures due 2012 and the shares of common stock into which the debentures are convertible. All of the amounts shown are estimates, except the SEC registration fee and the New York Stock Exchange subsequent listing fee. The New York Stock Exchange subsequent listing fee assumes the debentures are converted into 13,969,740 shares of our common stock.

Amount
SEC registration fee	$27,600
New York Stock Exchange subsequent listing fee	1,900
Legal fees and expenses	50,000
Accounting fees and expenses	5,000
Printing fees and expenses	5,000
Miscellaneous expenses	500

Total	$90,000

ITEM 15.    Indemnification of Directors and Officers.

        The Registrant was organized under the laws of the State of Delaware and is subject to the Delaware General Corporation Law. Delaware law provides that officers and directors may receive indemnification from their corporations for certain actual or threatened lawsuits. Delaware law sets out the standard of conduct which the officers and directors must meet in order to be indemnified, the parties who are to determine whether the standard has been met and the types of expenditures which will be indemnified. Delaware law further provides that a corporation may purchase indemnification insurance, with such insurance providing indemnification for the officers or directors whether or not the corporation would have the power to indemnify them against such liability under the provisions of Delaware law.

        The Registrant's Second Restated Certificate of Incorporation, as amended, provides that the Registrant will indemnify its officers and directors to the fullest extent permitted by Delaware law.

        In addition, the Registrant maintains insurance coverage that provides reimbursement within the policy limits for amounts the Registrant is obligated to pay arising out of lawsuits involving officers and directors serving in such capacities in which the damages, judgments, settlements, costs, charges or expenses incurred in connection with the defense of the action, suit or proceeding are reimbursable pursuant to Delaware law and the Registrant's Second Restated Certificate of Incorporation, as amended.

ITEM 16.    Exhibits.

        Exhibits marked with an asterisk (*) have been previously filed.

Exhibit Number	Description
3.1	Second Restated Certificate of Incorporation of the Registrant—incorporated by reference to Exhibit 3(a) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991.

3.2
Certificate of Amendment to the Registrant's Second Restated Certificate of Incorporation—incorporated by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.
3.3	Certificate of Amendment to the Registrant's Second Restated Certificate of Incorporation—incorporated by reference to Exhibit 3 to the Registrant's Current Report on Form 8-K filed on May 9, 2000.
3.4	Certificate of Designation for the Registrant's Series C Cumulative Preferred Stock—incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 9, 1994.
3.5	Amended By-laws of the Registrant—incorporated by reference to Exhibit 3.2 of the Registrant's Current Report on Form 8-K filed October 4, 2002.
4.1
Indenture dated as of November 7, 2002 between the Registrant and The Bank of New York, as trustee (including form of note)—incorporated by reference to Exhibit 4(a) of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.
4.2
Registration Rights Agreement dated as of November 7, 2002 between the Registrant and Morgan Stanley & Co. Incorporated—incorporated by reference to Exhibit 4(b) of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.
5*	Opinion of Richard E. Barry, Senior Counsel and Assistant Secretary of the Registrant.
8*	Opinion of Sidley Austin Brown & Wood LLP.
12.1
Statement re: computation of ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2002—incorporated by reference to Exhibit 12(a) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002.
12.2
Statement re: computation of ratios of earnings to fixed charges for the six months ended June 30, 2003 and 2002—incorporated by reference to Exhibit 12(a) of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.
15	Letter re: unaudited interim financial information.
23.1*	Consent of Richard E. Barry (included in Exhibit 5).
23.2*	Consent of Sidley Austin Brown & Wood LLP (included in Exhibit 8).
23.3	Consent of Ernst & Young LLP.
24*	Powers of Attorney.
24.1*	Powers of Attorney for P. J. Kalff and J. Michael Losh.
25*	Form T-1 Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939, as amended, of The Bank of New York.

ITEM 17.    Undertakings.

  (a)
  The undersigned Registrant hereby undertakes as follows:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Post-Effective Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, State of Illinois, on September 11, 2003.

Aon CORPORATION
By:	/s/ PATRICK G. RYAN Patrick G. Ryan Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 3 to the registration statement has been signed by the following persons in the capacities indicated on September 11, 2003.

Name	Title

/s/ PATRICK G. RYAN Patrick G. Ryan	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ DAVID P. BOLGER David P. Bolger	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* Edgar D. Jannotta	Director
* P. J. Kalff	Director
* Lester B. Knight	Director
* J. Michael Losh	Director
* R. Eden Martin	Director

* Andrew J. McKenna	Director
* Robert S. Morrison	Director
* Richard C. Notebaert	Director
* Michael D. O'Halleran	President, Chief Operating Officer and Director
* John W. Rogers, Jr.	Director
* George A. Schaefer	Director
* Carolyn Y. Woo	Director
*By:	/s/ PATRICK G. RYAN Patrick G. Ryan Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
3.1	Second Restated Certificate of Incorporation of the Registrant—incorporated by reference to Exhibit 3(a) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991.
3.2
Certificate of Amendment to the Registrant's Second Restated Certificate of Incorporation—incorporated by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.
3.3	Certificate of Amendment to the Registrant's Second Restated Certificate of Incorporation—incorporated by reference to Exhibit 3 to the Registrant's Current Report on Form 8-K filed on May 9, 2000.
3.4	Certificate of Designation for the Registrant's Series C Cumulative Preferred Stock—incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 9, 1994.
3.5	Amended By-laws of the Registrant—incorporated by reference to Exhibit 3.2 of the Registrant's Current Report on Form 8-K filed October 4, 2002.
4.1
Indenture dated as of November 7, 2002 between the Registrant and The Bank of New York, as trustee (including form of note)—incorporated by reference to Exhibit 4(a) of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.
4.2
Registration Rights Agreement dated as of November 7, 2002 between the Registrant and Morgan Stanley & Co. Incorporated—incorporated by reference to Exhibit 4(b) of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.
5*	Opinion of Richard E. Barry, Senior Counsel and Assistant Secretary of the Registrant.
8*	Opinion of Sidley Austin Brown & Wood LLP.
12.1
Statement re: computation of ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2002—incorporated by reference to Exhibit 12(a) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002.
12.2
Statement re: computation of ratios of earnings to fixed charges for the six months ended June 30, 2003 and 2002—incorporated by reference to Exhibit 12(a) of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.
15	Letter re: unaudited interim financial information.
23.1*	Consent of Richard E. Barry (included in Exhibit 5).
23.2*	Consent of Sidley Austin Brown & Wood LLP (included in Exhibit 8).
23.3	Consent of Ernst & Young LLP.
24*	Powers of Attorney.
24.1*	Powers of Attorney for P. J. Kalff and J. Michael Losh.
25*	Form T-1 Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939, as amended, of The Bank of New York.

*
Previously filed.

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EXPLANATORY NOTE
TABLE OF CONTENTS
SUMMARY
Aon CORPORATION
THE OFFERING
RISK FACTORS
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIOS OF EARNINGS TO FIXED CHARGES
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
DESCRIPTION OF THE DEBENTURES
DESCRIPTION OF CAPITAL STOCK
U.S. FEDERAL INCOME TAX CONSIDERATIONS
ERISA CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. Other Expenses of Issuance and Distribution.
  ITEM 15. Indemnification of Directors and Officers.
  ITEM 16. Exhibits.
  ITEM 17. Undertakings.
SIGNATURES
EXHIBIT INDEX